FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from:___________ to ____________
                         Commission file number: 1-13754

                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                             -----------------------
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
                         -------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                                            04-3263626
          --------                                            ----------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
               --------------------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
                                 --------------
              (Registrant's telephone number, including area code)

         ______________________________________________________________
        (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 2004 and 2003

The Allmerica Financial Agents' Retirement Plan
December 31, 2004 and 2003
--------------------------------------------------------------------------------


TABLE OF CONTENTS




Report of Independent Registered Public Accounting Firm................... 1
Statements of Net Assets Available for Benefits........................... 2
Statements of Changes in Net Assets Available for Benefits................ 3
Notes to Financial Statements............................................. 4-9

Additional Information*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)............ 10-11

















* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts
June 22, 2005

The Allmerica Financial Agents' Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------

                                                                             2004                    2003
                                                                       ------------------     -----------------
Assets
Investments, at fair value:
      Non-affiliated mutual funds:
            Fidelity Equity - Income Fund                              $   4,215,339*         $      -
            Spartan U.S. Equity Index Fund                                 2,032,724*                -
            PIMCO Total Return Fund - Administrative Class                 1,270,302*                -
            Fidelity Retirement Money Market Portfolio                     1,148,764*                -
            Artisan Mid Cap Fund                                           1,148,745*                -
            American Funds Growth Fund of America - Class R4               1,018,404*                -
            Fidelity Low - Priced Stock Fund                                 904,532*                -
            Fidelity Diversified International Fund                          516,923                 -
            Fidelity Small Cap Stock Fund                                    500,123                 -
            Fidelity Freedom 2000 Fund                                        16,460                 -
            Fidelity Freedom Income Fund                                       6,185                 -
            Fidelity Freedom 2010 Fund                                         1,585                 -
            Fidelity Freedom 2040 Fund                                           989                 -
            Fidelity Advisor Equity Income Fund                                -                   7,490,730
            Dreyfus Cash Management Plus Fund                                  -                   5,905,727
            SSgA S&P 500 Index Fund                                            -                   4,311,296
            Putnam Vista Fund                                                  -                   2,124,769
            Dreyfus Premier Core Bond Fund                                     -                   2,101,767
            CRM Small Cap Value Fund                                           -                   1,775,030
            Alliance Bernstein Premier Growth Institutional Fund               -                   1,770,177
            TCW Galileo Small Cap Growth Fund                                  -                     765,737
            MFS High-Income Fund                                               -                     261,488
                                                                       -----------------      -----------------
                                                                          12,781,075              26,506,721
      Commingled Pools:
            Fidelity Managed Income Portfolio II - Class 2                 2,703,276*                -

      Allmerica Financial Corporation Stock Fund:
         Allmerica Financial Corporation Stock                               751,241               1,857,274
         Cash and equivalents                                                 24,261                  82,439
                                                                       -----------------      -----------------
                                                                             775,502               1,939,713

Investment with First Allmerica Financial Life
    Insurance Company, at contract value:
      Fixed Fund                                                               -                   3,607,260

Participant loans                                                             36,136                 182,815
                                                                       -----------------      -----------------
                                                                          16,295,989              32,236,509
                                                                       -----------------      -----------------
Other receivables                                                              -                     127,996
                                                                       -----------------      -----------------
Net assets available for benefits                                      $  16,295,989          $   32,364,505
                                                                       =================      =================

* Amount represents 5% or more of net assets available for benefits at December 31, 2004.


   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                                        2004                   2003
                                                                ------------------     -----------------
Net investment gains:
  Net appreciation of:
      Non-affiliated mutual funds                                   $ 1,057,741           $ 5,135,030
      Allmerica Financial Corporation Stock Fund                        116,635             3,106,412
  Interest and dividend income                                          669,875               471,004
  Other gains                                                                -                148,771
                                                                ------------------     -----------------
        Total net investment gains                                    1,844,251             8,861,217
                                                                ------------------     -----------------

Benefit payments                                                    (17,912,767)          (48,615,449)
                                                                ------------------     -----------------
      Net decrease during year                                      (16,068,516)          (39,754,232)

Net assets available for benefits, beginning of year                 32,364,505            72,118,737
                                                                ------------------     -----------------

Net assets available for benefits, end of year                      $ 16,295,989          $ 32,364,505
                                                                ==================     =================








   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

     The following description of The Allmerica Financial Agents' Retirement Plan (the "Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

     General

     The Plan is a defined contribution plan for certain common-law employees and insurance agents previously employed by First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "the Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

     During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. As a result of this initiative, all agent contracts were terminated as of December 31, 2002, which resulted in a partial termination of the Plan (see Note 4 - Plan partial termination).

     The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and
     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     On October 13, 2003, the Board of Directors of First Allmerica Financial Life Insurance Company voted to change its recordkeeper from Hewitt Associates LLC to Fidelity Management Trust Company, effective January 1, 2004. Additionally, the Board of Directors voted to appoint Fidelity Management Trust Company as Trustee of the Plan and the AFC Stock Fund, effective January 1, 2004. The Fixed Fund, which had been held by the Sponsor, was liquidated at fair value effective January 1, 2004 upon the appointment of Fidelity Management Trust Company as the recordkeeper and Trustee. These funds were reinvested in other investment vehicles offered by the Plan. Prior to January 1, 2004, the Plan's recordkeeper was Hewitt Associates, LLC and the Trustee of the Plan and the AFC Stock Fund was State Street Bank and Trust Company.

     Eligibility

     The Company no longer employs any eligible insurance agents (see Note 4 - Plan partial termination).

     Employer contributions

     No contributions were made for the 2004 or 2003 Plan years pursuant to the aforementioned provisions of the Plan's partial termination (see Note 4 - Plan partial termination).

     Reallocated forfeitures

     Forfeitures of employer contributions related to nonvested participants who terminated prior to 2002 were transferred to the Fidelity Retirement Money Market Fund on January 1, 2004. Prior to that, the balances were invested in the Dreyfus Cash Management Plus Fund. In accordance with rules and procedures that were approved by the Internal Revenue Service ("IRS"), these balances, which were forfeited prior to 2002, were reallocated in 2004. Forfeitures in the amount of $1,333,435 were reallocated to the Plan's investment vehicles based upon the investment elections of each eligible participant.

     Participant accounts

     Due to the partial termination of the Plan (see Note 4 - Plan partial termination), participants in the Plan were not eligible to make 401(k) contributions during 2004 and 2003.

     For existing accounts that remain in the Plan, each participant has the ability to continue to monitor and re-direct their funds in accordance with the provisions of the Plan. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account. Upon termination of the Plan, account balances will be distributed to each participant in accordance with IRS regulations (see Note 5 - Other matters).

     Participant loans

     Effective January 1, 2003, no new loans could be initiated by participants. Participants with outstanding loan balances were allowed to repay outstanding balances through December 31, 2004. The outstanding loan balance at December 31, 2004 was $36,136. In accordance with IRS regulations, such delinquent loans will be considered participant distributions in 2005. Loans made to participants prior to January 1, 2003, were secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans varied in duration, depending upon purpose, and were at an interest rate determined by the Plan Administrator. A participant was limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees were not charged to participants. Interest income on participant loans totaled $2,101 and $50,141 in 2004 and 2003, respectively.

     Distributions and vesting provisions

     At December 31, 2002, all employer contributions for participants became 100% vested, pursuant to the Plan's partial termination (see Note 4 - Plan partial termination). Prior to the Plan's partial termination, vested account balances were payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. After the Plan's partial termination, account balances are payable at the request of the participant. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking their balance in the AFC Stock Fund in-kind.

     All account balances were fully vested at December 31, 2004 and 2003.

     Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

     Significant accounting and reporting policies followed by the Plan are summarized as follows:

     Basis of presentation

     The accompanying financial statements have been presented on the liquidation basis of accounting, in accordance with generally accepted accounting principles. There currently is no difference between the liquidation and accrual bases of accounting for this Plan.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments

     The Fixed Fund, which was liquidated effective January 1, 2004, was held in the Sponsor's general account and provided for guaranteed rates of interest, reset annually. The credited interest rate was 1.85% for monies invested during 2003. The average rate of return for the Fixed Fund for the year ended December 31, 2003 was 4.22%.

     The insurance contracts that were underlying the Fixed Fund were fully benefit-responsive and were therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments were recorded at contract value, which approximated fair value at December 31, 2003.

     Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company in 2004 and as recorded by State Street Bank and Trust Company in 2003, which are based on the published net asset values of the funds.

     Investments in Fidelity Managed Income Portfolio II - Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies ("GICs"), investment contracts issued by commercial banks ("BICs"), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at contract value as they provide for fully benefit-responsive withdrawals. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

     The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The average investment return for 2004 and 2003 was 6.42% and 190.75%, respectively.

     Participant loans are valued at their outstanding values, which approximate fair value.

     Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

     Net appreciation (depreciation) on the fair value of investments include realized gains and (losses) and unrealized appreciation (depreciation) of the investments.

     Administrative expenses and other fees

     Expenses related to the management of investments are reflected in the value of each investment vehicle in 2004. All other fees incurred in 2004 in the administration of the Plan were paid by the Sponsor.

     During 2003, Hewitt Associates LLC maintained agreements with certain non-affiliated mutual funds and for such agreements received a portion of certain asset-based fees (12b-1 fees) charged by the fund. These fees were calculated based on the average daily net asset value of Plan assets in each respective fund. These fees were used to reduce charges by Hewitt Associates LLC to the Sponsor for certain administrative and professional services. In addition, the

     Sponsor paid all other expenses incurred in 2003 in the administration of the Plan.

     Payment of benefits

     Benefits are recorded when paid.

NOTE 3 - Federal income taxes

     The IRS has determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan partial termination

     The Plan provides that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable. As such, in accordance with Plan provisions, the Sponsor vested all agents 100% as of December 31, 2002, including previously terminated agents whose non-vested account balances had not been forfeited by December 31, 2002. In addition, upon termination of the Plan, the assets become either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

     As a result of the termination of all agent contracts, there will be no future agent or Sponsor contributions to the Plan. For the agents' current balances, each agent has the option to roll over their funds to another qualified plan or individual retirement account, receive a distribution, or remain in the Plan until such time that the Plan is fully terminated. For those accounts that remain in the Plan, each agent has the ability to continue to monitor and direct their funds, in accordance with Plan provisions.

NOTE 5 - Other matters

     On June 22, 2004, the Board of Directors of FAFLIC voted to terminate the Plan as a result of the aforementioned termination of agent contracts. On July 1, 2004, the Sponsor filed with the IRS a request to terminate the Plan. Pending approval from the IRS, the Sponsor will develop a plan regarding the timing and the distribution of Plan assets.

     Effective January 1, 2003, certain agents became employees of the Company. The AFC Board of Directors approved eligibility for immediate participation in The

     Allmerica Financial Employees' 401(k) Matched Savings Plan for these former agents.

NOTE 6 - Subsequent events

     During the first five months of 2005, there have been participant initiated withdrawals of approximately $1.8 million, primarily resulting from the aforementioned termination of agent contracts.

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2004
--------------------------------------------------------------------------------


           Identity of                         Description of                Shares or
             Issue                               Investments                   Units        Current Value

Investments with non-affiliated
mutual funds:

    *Fidelity Equity - Income Fund Diversified portfolio of large-cap           79,866      $ 4,215,339
                                   value companies.

    *Spartan U.S. Equity Index     Common stocks primarily those included       47,427        2,032,724
     Fund                          in the S&P Composite Stock Index.

     PIMCO Total Return Fund -     Invests primarily in debt securities,       119,054        1,270,302
     Administrative Class          such as: U.S. government securities,
                                   corporate bonds, and mortgage-related
                                   securities.

    *Fidelity Retirement Money     Invests in U.S. dollar-denominated        1,148,764        1,148,764
     Market Portfolio              money market securities of domestic
                                   and foreign issuers as well as
                                   repurchase agreements.

     Artisan Mid Cap Fund          Long-term capital growth fund of             38,861        1,148,745
                                   mid-size companies.

     American Funds Growth Fund    Large-cap growth fund invested               37,400        1,018,404
     of America - Class R4         primarily in common stocks.

    *Fidelity Low - Priced Stock   Small-cap blend fund seeking capital         22,472          904,532
     Fund                           appreciation.

    *Fidelity Diversified          Large-cap growth fund invested               18,049          516,923
     International Fund            primarily in non-U.S.
                                   dollar-denominated common stocks.


    *Fidelity Small Cap Stock Fund Small-cap fund focused on long-term          27,540          500,123
                                   growth of capital by investing in both
                                   growth and value oriented
                                   securities.


    *Fidelity Freedom 2000 Fund    Conservative allocation fund invested         1,363           16,460
                                   in Fidelity equity, fixed-income, and
                                   money market funds.
                                   Target to investors already in
                                   retirement.

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
At December 31, 2004
--------------------------------------------------------------------------------

           Identity of                         Description of                Shares or
             Issue                               Investments                   Units       Current Value

   *Fidelity Freedom Income Fund   Invests in a combination of Fidelity          549      $       6,185
                                   equity, fixed-income, and money market
                                   funds.  Designed for investors already
                                   in retirement.

    *Fidelity Freedom 2010 Fund    Invests in a combination of Fidelity          116              1,585
                                   equity, fixed-income, and money market
                                   funds.  Targeted to investors expected
                                   to retire around the year 2010.

    *Fidelity Freedom 2040 Fund    Large-cap blend fund that invests in a        120                989
                                   combination of Fidelity equity, fixed
                                   income, and money market funds.
                                   Targeted to investors expected to
                                   retire around the year 2040.

Commingled Pool:
   *Fidelity Managed               Stable value fund invested in           2,703,277          2,703,276
    Income Portfolio II - Class 2  investment contracts issued by insurance companies and other
                                   financial institutions, and in fixed
                                   income securities.

*Allmerica Financial
Corporation Stock Fund:
    *Allmerica Financial           Common stock traded on the New York                          751,241
     Corporation Stock             Stock Exchange.

    Cash and equivalents                                                                       24,261


*Participant loans                 Interest rates from 5.75% to 7.75%.                           36,136
                                                                                          ---------------
Total investments                                                                         $  16,295,989
                                                                                          ===============





*        Represents party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                THE ALLMERICA FINANCIAL
                                AGENTS' RETIREMENT PLAN
                                -----------------------
                                (Name of Plan)

                                 /s/ John Taylor

                                 ----------------

                                Plan Administrator: First Allmerica Financial Life Insurance Company by John Taylor
                                Vice President, Compensation and Benefits

                                June 24, 2005

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm